EXHIBIT 3.1

To Form 8-K dated December 9, 2013

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

Seacoast Banking Corporation of Florida

Seacoast Banking Corporation of Florida, a corporation organized and existing under the laws of the State of Florida (the “Corporation”), in accordance with the provisions of Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), hereby certifies as follows:

I.

The name of the Corporation is Seacoast Banking Corporation of Florida.

II.

After the filing and effectiveness pursuant to the FBCA of these Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation, at 12:01 am on December 13, 2013 (the “Effective Time”), each five (5) shares of the Corporation’s common stock, par value $0.10 per share, issued and outstanding immediately prior to the Effective Time, shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.10 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of common stock shall be issued in connection with the Reverse Stock Split and any fractional share interests shall be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the rounding up of the fractional share interests as described above.

At the Effective Time of the Reverse Stock Split, the authorized number of shares of common stock of the Corporation is reduced to 60,000,000 shares. Section 4.01 of the Corporation’s Amended and Restated Articles of Incorporation is hereby amended to read in its entirety as follows:

4.01 General. The total number of shares of all classes of capital stock (“Shares”) which the Corporation shall have the authority to issue is 64,000,000 consisting of the following classes:

(1) 60,000,000 Shares of common stock, $0.10 par value per share (“Common Stock”); and

(2) 4,000,000 Shares of preferred stock, $0.10 par value per share (“Preferred Stock”).”

III.

The only voting group entitled to vote on the amendments contained in these Articles of Amendment was the holders of shares of the Corporation’s Common Stock. These Articles of Amendment were duly adopted by such shareholders on May 23, 2013, at the Corporation’s annual meeting of shareholders. The number of votes cast for the amendments above by the shareholders was sufficient for their approval.

IN WITNESS WHEREOF, Seacoast Banking Corporation of Florida has caused these Articles of Amendment to be signed by Dennis S. Hudson, III, its Chairman and Chief Executive Officer, this 9th day of December, 2013.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Dennis S. Hudson, III
Name: Dennis S. Hudson, III Title: Chairman and Chief Executive Officer